                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)*

                           REPTRON ELECTRONICS, INC.
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                          $.001 PAR VALUE COMMON STOCK
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   76026W109
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

                                 PAUL J. PLANTE
          14401 McCORMICK DRIVE, TAMPA, FLORIDA 33626; (813) 854-2351
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               AUGUST 19, 1997
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (continued on following page(s))


                            (Page 1 of  8  Pages)
                                       ---

CUSIP No.  76026W109            SCHEDULE 13D   Page     2    of     8     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

              MICHAEL L. MUSTO
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

              OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

              U.S.A.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                        232,424 (1)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                       1,477,704 (2)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                       232,424 (1)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                 1,477,704 (2)
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

                1,710,128
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

                28.1%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

                IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1)  Shares distributable under the Reptron Electronics, Inc. Profit Sharing
     Plan.

(2) Beneficial owner as president, director, and sole shareholder of MLM, Inc. the managing general partner and individually as a limited partner of MLM Investment Company Limited Partnership, the record owner.

CUSIP No.   76026W109           SCHEDULE 13D   Page     3   of     8   Pages
         ---------------------                      --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

               MLM, INC.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

               OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

               NEVADA, U.S.A.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                       -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                        1,477,704 (1)
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                      -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                  1,477,704 (1)
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

              1,477,704
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

              24.3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

              CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) MLM, Inc. is reporting this beneficial ownership as the managing general partner of MLM Investment Company Limited Partnership, the record owner of the shares.

CUSIP No.   76026W109           SCHEDULE 13D   Page     4    of     8      Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

                 MICHAEL L. MUSTO, TRUSTEE, UNDER THE MICHAEL L. MUSTO REVOCABLE LIVING TRUST
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

                 OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                 U.S.A.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                          -0-
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                           -0-
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                         -0-
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                     1,254,036 (1)
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

               1,254,036
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)

               20.6%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*

               OO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) Michael L. Musto, Trustee, under the Michael L. Musto Revocable Living Trust is reporting this beneficial ownership as a limited partner of MLM Investment Company Limited Partnership, the record owner of the shares.

Item 1   Security and Issuer

         Title of Securities:              Common Stock, par value $.001 per
                                           share (the "Stock") of Reptron
                                           Electronics, Inc. (the "Issuer")

         Name and Address of Issuer:       Reptron Electronics, Inc.
                                           14401 McCormick Drive
                                           Tampa, Florida 33626

ITEM 2   IDENTITY AND BACKGROUND

         Item 2(a) This Statement is being filed by and on behalf of Michael L. Musto ("Musto"), MLM, Inc., a Nevada corporation ("MLM"), as general partner of MLM Investment Company Limited Partnership, a Nevada limited partnership ("MLM Ltd"), and Michael L. Musto, Trustee, under the Michael L. Musto Revocable Living Trust ("MLM Trust") (each may also be referred to as the "Reporting Person"). Musto is the sole officer, director, and shareholder of MLM.

         Item 2(b)        The business address for Musto and MLM Trust is:
                          14401 McCormick Drive
                          Tampa, FL  33626

                          The business address for MLM is:
                          c/o Beckley Singleton DeLanoy
                          530 Las Vegas Blvd., S.
                          Las Vegas, Nevada 89101

         Item 2(c) The principal occupation or business of each Reporting Person is as follows:

                          Musto President and Chief Executive Officer of Reptron Electronics, Inc. 14401 McCormick Drive
                                           Tampa, FL 33626

                          MLM              Managing General Partner of MLM Ltd:
                                           c/o Beckley Singleton DeLanoy
                                           530 Las Vegas Blvd., S.
                                           Las Vegas, Nevada 89101

                          MLM Trust        Investor
                                           14401 McCormick Drive
                                           Tampa, Florida 33626


         Item 2(d)        Criminal Proceedings:    None.

         Item 2(e)        Civil Proceedings:     None.

         Item 2(f) The natural person listed in Item 2(a) above is a United States citizen.





                               Page 5 of 8 Pages

ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On August 21, 1996, beneficial ownership of the securities reported hereunder was acquired by each of MLM, as managing general partner of MLM Ltd. and Musto, as sole director, officer, and shareholder of MLM and as trustee of MLM Trust (a limited partner of MLM Ltd.). Of the shares of Stock acquired by MLM Ltd., 1,809,312 of the shares were originally owned by MLM Trust and 385,167 of the shares were originally owned by Michael L. Musto Grantor Retained Annuity Trust ("GRAT"). The shares owned by MLM Trust and GRAT were acquired prior to the Issuers initial public offering.



ITEM 4   PURPOSE OF TRANSACTION

         The reporting persons named in this Schedule 13D generally hold Common Stock of the Company for investment purposes. At this time, the reporting persons have no intention to sell any additional shares of the Company's Common Stock, but may decide in the future to do so. Any future sales will depend on various factors, including, but not limited to, the Company's business affairs and financial position, the price levels of the Common Stock, conditions in the securities markets, and general economic and industry conditions.



ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a)        See Items 11 and 13 of the applicable cover page


         Item 5(b) See Items 7, 8, 9, and 10 of the applicable cover page.


         Item 5(c) The following table sets forth all transactions with respect to the Issuer's Stock effected during the past sixty days by any Reporting Person. Each transaction set forth below reflects a purchase (P) or a sale (S) effected by means of an over-the-counter trade.



                           Reporting Person     Transfer Date     No. of Shares     Price Per Share
                           ----------------     -------------     -------------     ---------------
                           Musto, MLM, Inc.,
                           MLM Ltd., MLM Trust     8/13/97         105,000 (S)
                                                   5/19/96         413,450 (S)


         Item 5(d) Michael L. Musto, as sole director, officer, and shareholder of MLM, the general partner of MLM Ltd., has the right to receive and to direct the receipt of dividends from and proceeds from the sale of the shares indicated in Item 11 of the applicable cover page. Mr. Musto has the right to receive proceeds from the sale of the shares indicated in Item 11 of the applicable cover page as trustee of the Michael
                          L. Musto Revocable Living Trust, a limited partner of MLM Ltd. Mr. Musto, individually, also has the right to receive dividends and proceeds from the sale of less than five percent of the class of stock as a limited partner of MLM Ltd., and the shares indicated in Item 7 and 9 of the appliable cover page.

         Item 5(e)        Not applicable.





                               Page 6 of 8 Pages

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        See Items 3 and 5 above for a description of the MLM Investment Company Limited Partnership Agreement among MLM (as managing general partner), Michael L.Musto, Trustee, under the MLM Trust (as non-managing general partner), and Michael L. Musto, Trustee, under the Michael L. Musto Grantor Retained Annuity Trust dated January 13, 1994 (as limited partner) and Michael L. Musto, Trustee, under the MLM Trust (as limited partner).


ITEM 7  MATERIALS TO BE FILED AS EXHIBITS

        EXHIBIT 3      JOINT FILING AGREEMENT



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 5, 1997.
                                         /s/ Michael L. Musto
                                        --------------------------------------
                                                 Michael L. Musto

                                        MLM, INC.


                                        By:  /s/ Michael L. Musto
                                            -----------------------------------
                                                  Michael L. Musto, President


                                        Michael L. Musto Revocable Living Trust



                                        By: /s/ Micheal L. Musto
                                            -----------------------------------
                                                  Michael L. Musto, Trustee



         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be





                               Page 7 of 8 Pages
incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).





                               Page 8 of 8 Pages